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                          February 11, 2022

       Ira Schlussel
       Vice President, General Counsel & Secretary
       Whole Earth Brands, Inc.
       125 S. Wacker Drive, Suite 3150
       Chicago, IL 60606

                                                        Re: Whole Earth Brands,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 4,
2022
                                                            File No. 333-262535

       Dear Mr. Schlussel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Christopher Giordano